UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65886

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UOB Global Equity Sales LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

592 Fifth Avenue, Suite 602
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Berkenfeld	212-398-6633	hberkenfeld@uobglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company LLP
(Name – if individual, state last, first, and middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

11/02/05	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Berkenfeld _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UOB Global Equity Sales LLC _____ , as of 12/31 _____ , 2 022 ____ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBERT ILARIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01IL6134434
Qualified in Westchester County
My Commission Expires 10-03-2025

Signature: *HBld*

Title:
CCO

Notary Public *Robert Ilaria*

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT PURSUANT TO RULE 17a-5(e)(3)
and Reports of Independent Registered Public
Accounting Firm

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2022 AND 2021

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 F 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of UOB Global Equity Sales LLC (a limited liability company) as of December 31, 2022 and 2021, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UOB Global Equity Sales LLC's management. Our responsibility is to express an opinion on UOB Global Equity Sales LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to UOB Global Equity Sales LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



Auditor's Report on Supplemental Information

The supplemental information contained in Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Computation for Determination of Reserve Requirements under Rule 15c3-3 and Information for Possession or Control Requirements under 15c3-3 ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of UOB Global Equity Sales LLC's financial statements. The supplemental information is the responsibility of UOB Global Equity Sales LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as UOB Global Equity Sales LLC's auditor since 2011.
White Plains, New York
February 24, 2023

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
Cash	$ 177,874	$ 185,259
Receivables from customers	193,344	112,312
Prepaid expenses	874	1,024
Total Assets	$ 372,092	$ 298,595

LIABILITIES AND MEMBER'S EQUITY

	2022	2021
LIABILITIES		
Accrued expenses	$ 21,900	$ 21,160
Due to Parent	14,484	14,484
Total Liabilities	36,384	35,644
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY	335,708	262,951
Total Liabilities and Member's Equity	$ 372,092	$ 298,595

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUES		
Management fees	$ 279,903	$ 212,319
Incentive fees	35,694	63,638
Interest income	12	22
Total Revenues	315,609	275,979
EXPENSES		
Payroll and benefits	143,814	143,814
Rent	18,000	18,000
Professional fees	47,400	53,400
Compliance fees	16,500	18,625
Administration fees	12,000	12,000
Licenses and fees	4,472	4,695
Other	666	2,919
Total Expenses	242,852	253,453
Net Income	$ 72,757	$ 22,526

See accompanying notes to financial statements.

-4-

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Member's Equity - January 1	$ 262,951	$ 90,425
Member Contribution	-	150,000
Net Income	72,757	22,526
Member's Equity - December 31	$ 335,708	$ 262,951

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 72,757	$ 22,526
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	150	(968)
Receivables from customer	(81,032)	(69,370)
Accrued expenses	740	186
Due to parent	-	(8,231)
Net Cash Used In Operating Activities	(7,385)	(55,857)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Member Contributions	-	150,000
Cash - Beginning of Year	185,259	91,116
Cash - End of Year	$ 177,874	$ 185,259

See accompanying notes to financial statements.

-6-

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. ORGANIZATION

UOB Global Equity Sales LLC (the "Company") was established as a limited liability company ("LLC") in the state of New York on November 22, 2002. The Company commenced operations in September 2003, when the Company became a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of UOB Global Capital LLC (the "Parent").

The Company's activities have been limited to acting as a placement agent for alternative investments, including, but not limited to, hedge funds, private equity funds, etc. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's principal business office is located in New York City.

Since the Company is an LLC, the member is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2014-09,

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Revenue Recognition (cont'd)

Revenue from Contracts with Customers, and all related amendments. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgment is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue once there is evidence of an arrangement, performance obligation is identified, the fee revenue is determined and the performance obligation has been satisfied at a point in time. The Company enters into fee referral agreements with asset/investment management companies ("Investment Advisors"), whereby the Company earns a referral and/ or incentive fee for its role in referring investors to the Investment Advisors. Fees are paid on a quarterly and/or annual basis and are determined by the amount of the investment multiplied by the agreed-upon fee-sharing percentage.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The determination of the amount of uncollectible accounts is based on the amount of credit extended, estimated creditworthiness of the counterparty assumed by

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts Receivable (cont'd)

management, and the length of time a receivable has been outstanding. Other factors are considered by management on a case-by-case basis.

Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from customers), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses based on the nature and contractual life or expected life of the financial assets. No allowance for credit losses was recorded as of December 31, 2022 and 2021.

Income Taxes

As a single-member LLC, the Company is considered a disregarded entity for Federal, New York State and New York City income tax purposes. No provision for the New York City Unincorporated Business Tax has been made for the years ended December 31, 2022 and 2021.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is subject to examinations by taxing authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 24, 2023, the date on which these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. MANAGEMENT AND INCENTIVE FEES

Management and incentive fees are calculated by the Investment Advisors according to the advisory agreement they have with each investor. Management fees are calculated based upon an agreed-upon rate and the contributed assets or the value of the assets under management. Incentive fees are calculated at an agreed-upon rate and are dependent on the performance of the investment under management. The Company receives a portion of the management and/or incentive fees for its activities as a placement agent according to its agreement(s) with the Investment Advisors. Generally, such fees are earned and collected quarterly in arrears.

4. RELATED PARTIES

Pursuant to a cost-sharing agreement (the "Agreement") between the Parent and the Company, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company. In addition, pursuant to the Agreement, the Parent acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Company. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Parent. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Parent are based on the estimated amount of time spent by employees on behalf of the Company and the Parent.

In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Parent. Total Allocated Costs charged to the Company by the Parent are included in the accompanying statements of operations and amounted to $143,814 for each of the years ended December 31, 2022 and 2021. The amount due to the Parent is $14,484 as of December 31, 2022 and 2021.

5. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2022 and 2021, the Company's regulatory net capital was $141,321 and $149,615, respectively, which exceeded the Company's minimum net capital requirement of $5,000 for both years. At December 31, 2022 and 2021, aggregate indebtedness was $36,384 and $35,644, respectively.   At December 31, 2022 and 2021, the Company's ratio of aggregate indebtedness to net capital was 0.258 to 1 and 0.238 to 1, respectively.

6. CONCENTRATION OF CREDIT RISK

The Company places its cash, which may at times be in excess of Federal Deposit Insurance Corporation limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution. Accounts receivable are from Investment Advisors for which the Company reviews their backgrounds and credit history before entering into agreements. Allowances for possible losses are based on factors surrounding the credit risk of the Investment Advisor, historical trends and other information. As of and for the year ended December 31, 2022, two customers accounted for 95.73% and 95.47% of the Company's accounts receivable and revenue, respectively. As of and for the year ended December 31, 2021, one customer accounted for 70.95% and 82.79% of the Company's accounts receivable and revenue, respectively. The Company's accounts receivable represent amounts due from the customers.

SUPPLEMENTAL INFORMATION

SCHEDULE I

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

	2022
NET CAPITAL	
Member's equity	$ 335,708
Non-allowable assets	(194,219)
Net Capital before haircut	141,489
Haircut	(496)
Net Capital per Rule 15c3-1	$ 140,993
Minimum net capital requirement - greater of 6-2/3 of aggregate indebtedness or $5,000	$ 5,000
Excess Net Capital	$ 135,993
Aggregate Indebtedness	
Accrued expenses and due to Parent	$ 36,384
Ratio of Aggregate Indebtedness to Net Capital	0.258 to 1

There are no material differences between the computation of net capital presented above and the computations of net capital in the Company's unaudited Form X-17A-5, Part II A filing as of December 31, 2022, as filed on January 27, 2023 and as amended, filed on February 23, 2023

See report of independent registered public accounting firm.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION FOR
POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

DECEMBER 31, 2022

The Company is exempt from the provisions of paragraph (k)(2)(i) of the SEC Rule 15c3-3.

The Company is also filing an exemption because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a placement agent for alternative investments, and the Company, (a) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ended December 31, 2022 without exception.

See report of independent registered public accounting firm.



CITRINCOOPERMAN

Citrin Cooperman & Company, LLP
Certified Public Accountants

709 Westchester Avenue
White Plains, NY 10604
T 914.949.2990 **F** 914.949.2910
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UOB Global Equity Sales LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Global Equity Sales LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k(2)(i)) (the "exemption provisions") and (2) UOB Global Equity Sales LLC stated that UOB Global Equity Sales LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

UOB Global Equity Sales LLC is also filing this Exemption Report because UOB Global Equity Sales LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a placement agent for alternative investments. In addition, UOB Global Equity Sales LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UOB Global Equity Sales LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Global Equity Sales LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934 and UOB Global Equity Sales LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

White Plains, New York
February 24, 2023



UOB Global Equity Sales LLC (A Member of the United Overseas Bank Group)
592 FIFTH AVENUE, NEW YORK, N.Y. 10036, USA Phone (212) 398-6633 Fax (212) 398-4030

Exemption Report

UOB Global Equity Sales LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) through calendar year ending December 31, 2022 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to acting as a placement agent for alternative investments, and the Company:

> (a) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UOB Global Equity Sales LLC

I, Howard Berkenfeld, swear (or affirm) to my best knowledge and belief, this Exemption report is true and correct.

By: Howard Berkenfeld
Title: Chief Compliance Officer